Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RANDGOLD TO MOVE QUICKLY ON ADVANCING MOTO PROJECT
London, 15 October 2009 — Randgold Resources plans to move swiftly towards a bankable feasibility study on the Moto gold project following the completion today of its business combination transaction with Moto Goldmines Limited, chief executive Mark Bristow said.
Moto shareholders earlier voted in favour of the deal in terms of which they will exchange their Moto shares for Randgold shares or cash. Simultaneously, AngloGold Ashanti has acquired a 50% indirect interest in Moto for cash and Randgold and AngloGold will be jointly responsible for developing the Moto project, which will be operated by Randgold. Moto owns a 70% stake in the Moto Gold project. The government of the Democratic Republic of Congo, through OKIMO, holds the remaining 30% interest in the project, which is Moto’s principal asset.
The Moto gold project is one of the largest undeveloped gold deposits in Africa. A feasibility study completed by Moto in March 2009 envisages an open pit and underground mining operation with probable mineral reserves of 5.5 million ounces which is planned to produce some 2.4 million ounces of gold in its first five years.
“The Moto deal essentially represents the acquisition of an opportunity to convert a very big if technically challenging gold deposit into a profitable mine,” Bristow said. “This is in line with our growth strategy of creating value by developing discoveries rather than paying a premium for established operations. It marks our expansion into a new and exciting gold belt, while retaining our African focus.”
Bristow noted that the Randgold capital projects team which would be responsible for Moto was the same one which had successfully developed the Morila and Loulo mines in Mali and was currently building the Tongon mine in Côte d’Ivoire. Randgold’s proven ability to find, finance, develop and operate mines in Africa would be enhanced at Moto by AngloGold’s own considerable resources and expertise, he said. The two companies already have a joint venture at Morila.
RANDGOLD RESOURCES ENQUIRIES
Chief Executive
Dr Mark Bristow
Tel: +44 788 071 1386 / +44 779 775 2288
Financial Director
Graham Shuttleworth
Tel: +44 1534 735 333 / +44 779 614 4438
Investor and Media Relations
Kathy du Plessis
Tel: +44 207 557 7738
Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

ABOUT RANDGOLD
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated proven and probable reserves of 8.82 Moz as at 31 December 2008 for Loulo, Tongon and Massawa and 30 April 2009 for Morila. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila joint venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania.
ABOUT MOTO
Moto Goldmines Limited is a gold exploration and development company which owns a 70% stake in the Moto Gold project in the north-east of the Democratic Republic of Congo and has advanced the project from exploration through to feasibility. The project is a joint venture between L’Office des Mines d’or de Kilo-Moto (‘OKIMO’) and Moto and covers an area of approximately 1 836 km 2 with significant mineral resources and growth potential.
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 15 May 2009 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. CAUTIONARY NOTE TO US INVESTORS: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
RANDGOLD QUALIFIED PERSONS
The mineral reserve estimate related to the Loulo Gold Mine was reviewed and approved by Herbert Gerald Waldeck and Mark David Wanless of SRK Consulting (South Africa) (Pty) Ltd (‘SRK’), (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’)) and documented in the Technical Report on the Loulo Gold Mine, Randgold Resources, Mali, dated 3 September 2009. The mineral reserve estimate related to the Tongon project was reviewed and approved by Mark David Wanless and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Tongon Development Project, Ivory Coast, dated 10 September 2009. The mineral resource estimate related to the Massawa Project was reviewed and approved by Mark David Wanless of SRK and documented in the Technical Report on the Massawa Project, Senegal, dated 3 September 2009. The mineral reserve estimate related to the Morila Gold Mine was reviewed and approved by Shaun Wayne Crisp (a Qualified Person under NI 43-101) and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Morila Gold Mine, Randgold Resources, Mali, dated 3 September 2009. Each of these reports is available under Moto’s profile on the SEDAR website at www.sedar.com
MOTO QUALIFIED PERSONS
The mineral reserve and gold production estimates related to the Moto gold project included in this release were reviewed and approved by Quinton de Klerk, a director of Cube Consulting Pty Ltd, Paul Kerr, a senior consultant (underground mining) employed by SRK Consulting Pty Ltd and Fred Kock, a lead metallurgist of Orway Mineral Consultants (WA) Pty Ltd (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’)) and documented in the Amended and Restated Technical Report, Moto Gold Project, Democratic Republic of Congo, dated 20 April 2009.

Note: Randgold and Moto have filed important documents relating to the Moto acquisition with the SEC and with applicable Canadian securities regulatory authorities including a management information circular of Moto and a copy of the arrangement agreement related to the Moto acquisition. Investors and security holders are urged to carefully read the management information circular and the arrangement agreement and all such documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents contain important information. Investors and security holders are able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to: Randgold Resources Limited, David Haddon, General Counsel and Secretary.